
BB 3/10

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
FEB 2 7 2004
WASH. D.C.
158
PROCESSING SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2001	
Estimated average burden	

SEC FILE NUMBER
8-32493

CM 3-22

3-22

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PNC Capital Markets, Inc.

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

249 Fifth Avenue

(No. and Street)

Pittsburgh	**PA**	**15222**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charlene F. Wilson   **412-762-6348**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP

(Name - of individual, state last, first, middle name)

2500 One PPG Place	**Pittsburgh**	**PA**	**15222**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
     X Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Charlene F. Wilson_____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of

_____PNC Capital Markets, Inc._____ , as of

__December 31_____ , 20 __03__ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of

a customer, except as follows:

_____

_____

_____

_____
Signature

Vice President and Controller_____
Title

_____ 2/17/04
Notary Public

This report** contains (check all applicable boxes)

X (a)   Facing page.
X (b)   Statement of Financial Condition
X (c)   Statement of Income (Loss).
X (d)   Statement of Cash Flows.
X (e)   Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
X (f)   Statement of Changes in Liabilities Subordinated to Claims or Creditors.
X (g)   Computation of Net Capital.
X (h)   Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I)   Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j)   A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the
        Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k)   A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-
        solidation.
X (l)   An Oath or Affirmation.
☐ (m)   A copy of the SIPC Supplemental Report
X (n)   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o)   Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
☐ (p)   Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant
        to Commission Regulation 30.7

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



PNC Capital Markets, Inc.

*Pursuant to Rule 17a-5(e)(3) Under
the Securities Exchange Act of 1934*

*Statement of Financial Condition
December 31, 2003 and
Independent Auditors' Report and
Supplemental Report on Internal Control*

PNC CAPITAL MARKETS, INC.

TABLE OF CONTENTS

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, Pennsylvania 15222-5401

Tel: (412) 338-7200
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholder
PNC Capital Markets, Inc.

We have audited the accompanying statement of financial condition of PNC Capital Markets, Inc. (the "Company")
as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This
financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion
on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America.
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the
statement of financial condition is free of material misstatement. An audit includes examining, on a test basis,
evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes
assessing the accounting principles used and significant estimates made by management, as well as evaluating the
overall statement of financial condition presentation. We believe that our audit of the statement of financial
condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of
PNC Capital Markets, Inc. at December 31, 2003, in conformity with accounting principles generally accepted in the
United States of America.

Deloitte & Touche LLP

February 24, 2004

PNC CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003
(In thousands)

ASSETS

ASSETS:

Cash and cash equivalents	$ 913
Receivables from brokers, dealers and others	29,026
Other receivables	1,142
Securities owned—at market value:	
U.S. government	1,002
State and municipal	55,085
Other debt and equity securities	7,257
Securities pledged as collateral	9,400
Securities purchased under agreements to resell	768,792
Other assets	6,342
TOTAL	**$ 878,959**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Short-term borrowings	$ 7,361
Subordinated liabilities	82,689
Securities sold under agreements to repurchase	756,430
Securities sold—not yet purchased	3,682
Payables to brokers, dealers and others	1,232
Deferred revenue	3,155
Other liabilities	15,482
Total liabilities	870,031

SHAREHOLDER'S EQUITY:

Common stock, par value $100 per share—authorized 1,000 shares, issued and outstanding 100 shares	10
Additional paid-in capital	171
Retained earnings	8,747
Total shareholder's equity	8,928
TOTAL	**$ 878,959**

See notes to statement of financial condition.

PNC CAPITAL MARKETS, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

1. **ORGANIZATION**

   PNC Capital Markets, Inc. (the "Company") is a wholly owned subsidiary of PNC Holding LLC (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). The Company is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

   The Company underwrites, deals and trades in corporate debt and state and municipal obligations. The Company also trades in U.S. government and agency securities, mortgage-backed securities, commercial paper, and money market instruments. In addition, the Company acts as an agent for affiliates of PNC and others in certain securities transactions and provides corporate finance services, including arranging loan syndications for PNC customers.

2. **SIGNIFICANT ACCOUNTING POLICIES**

   Basis of Financial Statement Presentation—The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America.

   In preparing the statement of financial condition, management is required to make estimates and assumptions that affect the amounts reported in the statement of financial condition. Actual results may differ from such estimates, and such differences may be material to the statement of financial condition.

   Cash Equivalents—Cash equivalents are highly liquid investments that are readily convertible to cash and have original maturities of less than 30 days.

   Securities Transactions—Proprietary securities transactions are recorded on a trade date basis. Customers' securities transactions are recorded on a settlement date basis.

   In the normal course of business, the Company obtains securities under resale and securities borrowed agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2003, the Company obtained securities with a fair value of approximately $769.2 million on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary and customer short sales.

   In the normal course of business, securities owned by the Company may be pledged to others to collateralize the Company's financing activities.

   Securities Valuation—U.S. government, state and municipal, other debt and equity securities, future contracts, interest rate derivatives and securities sold, not yet purchased are stated at market value. Sales of securities not yet purchased represent obligations of the Company to deliver specified securities at a predetermined date and price. The Company is obligated to acquire the specified securities at prevailing market prices in the future to satisfy such obligations.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase—Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized by U.S. government and agency obligations and are carried at the amounts at which they will be subsequently resold or repurchased. Interest is accrued on resale and repurchase contract amounts and is included in other receivables and other liabilities in the statement of financial condition.

It is the policy of the Company to take possession of securities purchased under agreements to resell. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate. Counterparties are primarily financial institutions and other brokers and dealers, which are deemed by the Company to be creditworthy pursuant to established Company and PNC guidelines. Risks may arise from the potential inability of counterparties to honor terms of these agreements. Accordingly, the Company could receive less than the resale price on the sale of collateral securities.

Securities Borrowed and Securities Loaned—Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. Securities loaned transactions require the borrower to deposit cash or other collateral with the Company. Securities borrowed and securities loaned are included in receivables from and payables to brokers, dealers and others in the statement of financial condition.

The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Interest is accrued on borrowed and loaned transactions and is included in other receivables and other liabilities on the statement of financial condition.

Depreciation and Amortization—Furniture and equipment are depreciated over their estimated economic lives, generally one to ten years, using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or estimated useful lives using the straight-line method.

Income Taxes—The operating results of the Company are included in the consolidated federal income tax return filed by PNC. The Company uses the liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the current enacted tax rates.

The Company is a participant in a master tax sharing agreement with PNC. Federal income taxes represent an agreed upon allocation from PNC. Under this allocation methodology, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

3. **FINANCIAL DERIVATIVES**

The Company enters into interest rate swap agreements to manage interest rate risk. The total notional amount on the interest rate swap agreement outstanding at December 31, 2003 was approximately $2,005,000. PNC Bank, N.A. was the counterparty for the derivative.

- 4 -

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS AND OTHERS

Receivables from and payables to brokers, dealers and others arise from the settlement of securities transactions and consist of the following at December 31, 2003 (in thousands):

	Receivables	Payables
Deposits on securities borrowed/loaned	$ 1,231	$ 1,232
Net trade date receivable	26,385	
Other amounts due from brokers and dealers	1,410	
	$ 29,026	$ 1,232

5. REGULATORY REQUIREMENTS

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The required minimum net capital is equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2003, the Company had net capital of approximately $75.3 million, which was approximately $74.1 million in excess of its required net capital of approximately $1.2 million. The Company's net capital ratio was .24 to 1.

Additionally, the Company maintains cash and qualified securities owned for the exclusive benefit of customers in accordance with SEC Rule 15c3-3. At December 31, 2003, qualified securities designated for the exclusive benefit of customers, which are included in U.S. government securities owned, totaled approximately $1.0 million.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

6. INCOME TAXES

Significant components of the Company's deferred tax asset, included in other assets on the statement of financial condition, as of December 31, 2003 are as follows (in thousands):

	Federal	State	Total
Deferred revenue	$ 470	$ 134	$ 604
Employee benefits	(269)	(77)	(346)
Deferred compensation	573	164	737
Other	678	165	843
Net deferred tax asset	$ 1,452	$ 386	$ 1,838

Other temporary differences that give rise to deferred tax assets are other post-employment benefits, state income tax, depreciation, capitalized software, capital stock tax, and general accruals.

7. RELATED PARTY TRANSACTIONS

Cash and cash equivalents include cash on deposit with an affiliate of approximately $891,000.

Short-term funding is provided by an affiliate, PNC Funding Corp., through a $100.0 million line of credit, which is due on demand. The line of credit bears interest at the approximate interest rate equal to the Lender's fully loaded blended long-term debt rate. At December 31, 2003, the Company had no outstanding balance under this line of credit. Borrowings under this line of credit do not qualify as regulatory net capital nor are such amounts included as part of aggregate indebtedness.

The Company has a fixed rate subordinated loan in the amount of approximately $82.7 million with the Parent at a rate of 5.75% with final maturity on October 1, 2009. This loan is included as regulatory capital for purposes of computing net capital under SEC Rule 15c3-1.

In addition, the Company has a unsecured revolving variable rate subordinated loan agreement with PNC Funding Corp., which provides a revolving credit line of $100.0 million with final maturity on October 1, 2004. At December 31, 2003, the Company had no outstanding balance under this revolving subordinated loan agreement. Borrowings under this loan qualify as additional regulatory capital for purposes of computing net capital under SEC Rule 15c3-1.

During 2003, the Company declared and paid cash dividends in the amount of approximately $1.5 million to the Parent.

The Company conducts investment advisory and financial advisory services on behalf of PNC Bank, N.A.

During the normal course of business, the Company may execute securities transactions with or sell securities under agreements to repurchase to an affiliate. In addition, the Company may also provide or receive various other advisory, referral, or administrative services to or from PNC affiliate organizations. Such balances and transactions are listed in the table below as of December 31, 2003 (in thousands):

Assets:	
Other receivables	$ 42
Securities owned	3,935
Other assets	5,169
Liabilities:	
Securities loaned to a wholly owned subsidiary of PNC	$ 752
Other liabilities	3,959

8. EMPLOYEE BENEFIT PLANS

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 6% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by PNC.

PNC sponsors a noncontributory, qualified defined benefit pension plan, which covers substantially all of the Company's employees. The plan provides pension benefits that are derived from a cash balance

formula that uses certain compensation levels, age and length of service. Separate financial data for the Company is not available with respect to such plan. At December 31, 2003, the projected benefit obligation did not exceed the fair value of plan assets.

Certain of the Company's employees participate in PNC stock-based compensation plans. The Company accounts for these plans under Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. Stock options granted by PNC to certain of the Company's employees in 2003 were charged to expense using the Black Scholes method of valuation.

PNC provides certain health care and life insurance benefits for retired employees (the "Postretirement Benefits") through various plans. At December 31, 2003, allocated Postretirement Benefits, included in other liabilities in the statement of financial condition, totaled approximately $1,464,000. No separate financial obligation data for the Company is available with respect to such plan.

The recently passed Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") may affect the future design and costs of PNC's postretirement benefit plans. PNC has elected to defer the accounting recognition of the Act until its effects can be assessed and until additional accounting guidance is provided by the Financial Accounting Standards Board ("FASB"). The effect of the Act on PNC's postretirement benefit plans is not expected to be significant.

9. LINES OF CREDIT

At December 31, 2003, the Company had a $100.0 million overnight line of credit with an outside financial institution bearing interest at the Effective Federal Funds Rate plus 25 basis points. There was a balance of approximately $7.4 million outstanding on the $100.0 million line of credit at December 31, 2003 at a rate of 1.19%. At December 31, 2003, the Company pledged municipal obligations with fair values of $9.4 million to secure this line of credit.

The Company also had a $75.0 million intraday line of credit with another outside financial institution bearing interest at a fixed rate of 1%. There was no outstanding balance on this line at December 31, 2003.

In addition, the Company had a $100.0 million secured line of credit with a third outside financial institution bearing interest at the Effective Federal Funds Rate plus 37.5 basis points. There was no outstanding balance on this line at December 31, 2003.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all financial instrument assets and liabilities are carried at fair value or at amounts which approximate fair value. Such instruments include cash and cash equivalents, cash and securities segregated for regulatory purposes or deposited with clearing organizations, repurchase and resale agreements, securities borrowed and loaned, receivables, other short-term borrowings, liabilities to customers and brokers and dealers, accrued interest and other liabilities.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company enters into various transactions involving financial instruments with off-balance sheet risk, including securities sold short and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk.

The obligation for securities sold short represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the statement of financial condition. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These transactions may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

12. LITIGATION

In the normal course of business, the Company is subject to pending or threatened lawsuits, including arbitration. Some of the legal actions may include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. Management does not anticipate that the ultimate aggregate liability, if any, arising out of such matters will have a material adverse effect on the Company's financial position.

13. COMMITMENTS

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. As of December 31, 2003, approximately $594,200 is included in other liabilities on the statement of financial condition related to these indemnifications.

The Company also provides guarantees to securities clearing houses and exchanges under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet shortfalls. The Company's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had no contractual commitments relating to underwriting agreements or purchases of securities on a when-issued basis at December 31, 2003.

In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. Settlement of these transactions did not have a material effect on the Company's statement of financial condition.

The Company leases certain facilities and various types of equipment under noncancelable leases with remaining terms of less than five years with certain renewal options for like terms.

14. SETTLEMENT AGREEMENT AND DIVESTITURE

At December 31, 2002 the Company was the majority shareholder of Three Rivers Securities, LLC ("Three Rivers"), a registered broker and dealer pursuant to the Securities and Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). During the year ended December 31, 2002, the Company had entered into a Settlement Agreement (the "Agreement") with Three Rivers and a third party to divest itself of this investment.

In February of 2003, a capital infusion from a third party reduced the Company's investment into a minority holding and Three Rivers was deconsolidated as of March 1, 2003. The deconsolidation removed $1.2 million in total assets and $1 million in total liabilities from the Company's statement of financial condition.

The Agreement was approved by the NASD in April of 2003 and the terms of the Agreement were fully satisfied by all parties in December of 2003.

15. RECENT ACCOUNTING PRONCOUNCEMENTS

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation— Transition and Disclosure.* This statement amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The impact of adoption of this statement is addressed within Footnote 8, Employee Benefit Plans.

In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* This statement amends and clarifies SFAS No. 133 for derivatives, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. Except for certain specific implementation issues and provisions, the statement is effective for contracts entered into or modified after (and for hedging relationships designated after) June 30, 2003. This Standard did not have a material impact on the Company's statement of financial condition.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS No. 150 as required for the year ended December 31, 2003, with no material impact on the statement of financial condition.

* * * * * *

Deloitte

Deloitte & Touche LLP
2500 One PPG Place
Pittsburgh, PA 15222-5401
USA

Tel: +1 412 338 7200
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Shareholder
PNC Capital Markets, Inc.

In planning and performing our audit of the financial statements of PNC Capital Markets, Inc. (the "Company"), for the year ended December 31, 2003 (on which we issued our report dated February 24, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the following practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Security and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 24, 2004